

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 29, 2008

Mr. Alan Edrick
Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, California 90250

> RE: **OSI SYSTEMS, INC.**
> **Form 10-K for the fiscal year ended June 30, 2007**
> **Filed September 13, 2007**
> **File No. 0-23125**

Dear Mr. Edrick:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief